Exhibit 23.2
Consent of Independent Auditors
We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 1, 2018, with respect to the combined statements of revenues and direct operating expenses (the “financial statements”) of the assets under contract to be acquired by a subsidiary of Energy Resources 12, L.P. from Bruin E&P Non-Op Holdings, LLC for the period from January 1, 2017 through September 30, 2017, and for the year ended December 31, 2016, in Post-Effective Amendment No. 1 to the Registration Statement (Form S-1 No. 333-216891) and related Prospectus of Energy Resources 12, L.P. (formerly known as Sundance Energy, L.P.) for the registration of 17,631,579 shares of its common units.
/s/ Ernst & Young LLP

Richmond, VA
February 1, 2018